MORI HAMADA & MATSUMOTO

Marunouchi Kitaguchi Building
1-6-5 Marunouchi, Chiyoda-ku
Tokyo 100-8222, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666

RECEIVED
2004 OCT 26 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 21, 2004

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.


04045778

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translations of four news releases of the Company concerning the share exchange, share buyback, stock repurchase program and the results of share buyback, which was manually signed by Mr. Kenichi Moriuchi, Managing Executive Officer & General Manager of Legal Department of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

October 19, 2004

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-644

(Translation)

PUBLIC ANNOUNCEMENT OF SHARE EXCHANGE

To: Our shareholders:

October 15, 2004

SEKISUI HOUSE, LTD.
1-88, Oyodonaka 1-chome, Kita-ku,
Osaka, Japan
Isami Wada
President & Representative Director

At the Company's board-of-directors' meeting held on October 6, 2004, we resolved on share exchanges with effect on February 1, 2005, with Sekiwa Real Estate, Ltd. (2-1-1, Yoyogi, Shibuya-ku, Tokyo, Japan), Sekiwa Real Estate Kansai, Ltd. (1-1-30, Oyodonaka, Kita-ku, Osaka, Japan), Sekiwa Real Estate Chubu, Ltd. (4-5-28, Meieki, Nakamura-ku, Nagoya, Japan), Sekiwa Real Estate Chugoku, Ltd. (1-25, Komachi, Naka-ku, Hiroshima, Japan), Sekiwa Real Estate Kyushu, Ltd. (Hakata Ekimae Business Center, 3-25-21, Hakata Ekimae, Hakata-ku, Fukuoka, Japan), and Sekiwa Real Estate Tohoku, Ltd. (2-16-10, Hon-cho, Aoba-ku, Sendai, Japan) to make each of these six companies become a wholly-owned subsidiary of the Company, and signed the share exchange contracts with each Sekiwa Real Estate company on October 6, 2004.

Pursuant to Paragraph 1 of Article 358 of the Commercial Code of Japan, each of the said share exchanges will take place without the approval of general shareholders' meeting so that it is not subject to Paragraph 1 of Article 353 of the Commercial Code. Those shareholders who are against the share exchange are requested to inform us of their objection in writing from the date following this announcement until October 29, 2004.



SEKISUI HOUSE

News Release

Sekisui House announces share buyback

Osaka, October 14, 2004 – Sekisui House, Ltd. announced detail of a share buyback, it has carried out through the market pursuant to Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code as a part of a previously announced buyback plan.

1. Period repurchase: From October 13, 2004 to October 14,2004
2. Number of shares to be repurchased: 206,000 shares
3. Repurchase amount: 225,195,000 yen
4. Repurchase method: Shares were purchased through the market on the Tokyo Stock Exchange.

For reference

1. The following details were resolved at the Board of Directors meeting held on October 6, 2004:
   - (1) Class of shares to be acquired: Sekisui House ordinary shares
   - (2) Maximum number of shares to be acquired: 6,000,000 shares
   - (3) Maximum total value of shares to be acquired: 7.2 billion yen
2. Cumulative total of repurchased since the October 6, 2004 Board of Directors resolution through today:
   - (1) Number of shares 206,000 shares
   - (2) Purchase amount 225,195, 000 yen
3. Treasury stock as of October 14, 2004:
   - (1) Total outstanding shares (excluding treasury stock): 685,210,591 shares
   - (2) Number of treasury stock: 24,174,487 shares

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel.: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp


SEKISUI HOUSE

News Release

Sekisui House Announces Stock Repurchase Program
(With the Nagoya Stock Exchange's Treasury Stock Off-floor Transaction System)

Osaka, October 18, 2004 – Sekisui House, Ltd. announced detail of a share buyback, pursuant to Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code that it will carry out through the Nagoya Stock Exchange in Accordance with the Exchange's Treasury Stock Off-floor Transaction System trading as a part of a previously announced buyback plan.

1. Class of shares to be repurchased: Sekisui House ordinary shares
2. Number of shares to be repurchased: 3,883,000 shares
3. Date of repurchase: October 19, 2004
4. Repurchase price per share: 1,073 yen
5. Repurchase method: Repurchase on the Nagoya Stock Exchange in accordance with the Exchange's Treasury Stock Off-floor Transaction System
6. Disclosure of results of the repurchase operation: October 19, 2004 (after the close of trading)
   Note: if the number of shares offered falls short of the number of shares authorized for repurchase, the number of shares offered will be considered to be the number of shares to be repurchased.

For reference

1. Details of share repurchased plan agreed at general shareholders' meeting on October 6, 2004
   Class of shares to be acquired: Sekisui House ordinary shares
   Maximum number of shares to be acquired: 6,000,000 shares
   Maximum total value of shares to be acquired: 7.2 billion yen
2. Progress of share repurchase program as of October 18, 2004
   Number of shares: 206,000 shares
   Purchase amount: 225,195,000 yen

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@gz.sekisuihouse.co.jp



SEKISUI HOUSE

News Release

Sekisui House Announces Results of Share Buyback (With the Nagoya Stock Exchange Treasury Stock Off-floor Transaction System)

Osaka, October 19, 2004 – Sekisui House, Ltd. yesterday announced that, pursuant to Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code it planned to repurchase ordinary shares. The result of repurchase is as follows:

1. Research for buyback: Sekisui House announced October 6, 2004 as separately and we will use them mainly for share exchanges (in substitution for a part of new share issue) as a means of transforming several listed and unlisted subsidiaries into wholly-owned subsidiaries, as well as increasing capital efficiency, thereby raising the Company's per share equity value.
2. Class of shares repurchased: Sekisui House ordinary shares
3. Number of shares repurchased: 3,883,000 shares
4. Purchase amount: 4,166,459,000 yen
5. Date of purchase: October 19, 2004
6. Method of purchase: Closing price transaction through the Nagoya Stock Exchange's Treasury Stock Off-floor Transaction

For reference

1. Details of share repurchased plan agreed at general shareholders' meeting on October 6, 2004
   Class of shares to be acquired: Sekisui House ordinary shares
   Maximum number of shares to be acquired: 6,000,000 shares
   Maximum total value of shares to be acquired: 7.2 billion yen
2. Progress of share repurchase program as of October 19, 2004
   Number of shares: 4,089,000 shares
   Purchase amount: 4,391,654,000 yen
3. Treasury stock as of October 19, 2004
   Total outstanding shares: 681,317,668 shares
   Number of treasury stock: 28,067,410 shares

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp